Motion Acquisition Corp.

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

(212) 818-8800

October 13, 2021

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Motion Acquisition Corp. Registration Statement on Form S-4 File No. 333-257681

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Motion Acquisition Corp. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 11:00 a.m., Eastern Time, on Thursday, October 14, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Michael Burdiek
Michael Burdiek, Chief Executive Officer